SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3 )*

CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Michael J. Egan
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
cc:

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square New York, New York 10036

David J. Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304	Ryan J. York Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101
December 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	18538Q 105	13D	Page	2	of	33	Pages

1.	NAME OF REPORTING PERSON: Sprint Nextel Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kansas

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

531,724,348*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

73.0%*

14.	TYPE OF REPORTING PERSON:

HC
* See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008 (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 3 to Statement on Schedule 13D (the “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	3	of	33	Pages

1.	NAME OF REPORTING PERSON: Sprint HoldCo, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		531,724,348*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

531,724,348*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

531,724,348*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

73.0%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	4	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		88,504,132*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

88,504,132*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

88,504,132*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.0%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	5	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment I, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	6	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment II, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	7	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment III, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	8	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment IV, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	9	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment V, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,352,941*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

12,352,941*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,352,941*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	10	of	33	Pages

1.	NAME OF REPORTING PERSON: Comcast Wireless Investment VI, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,739,427*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

26,739,427*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

26,739,427*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.0%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	11	of	33	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.1%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	12	of	33	Pages

1.	NAME OF REPORTING PERSON: Time Warner Cable LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		46,404,782*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

46,404,782*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,404,782*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.1%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	13	of	33	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings I LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	14	of	33	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,261*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,261*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,261*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	15	of	33	Pages

1.	NAME OF REPORTING PERSON: TWC Wireless Holdings III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,468,260*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

15,468,260*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,468,260*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	16	of	33	Pages

1.	NAME OF REPORTING PERSON: Bright House Networks, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	17	of	33	Pages

1.	NAME OF REPORTING PERSON: BHN Spectrum Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑**

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	18	of	33	Pages

1.	NAME OF REPORTING PERSON: Newhouse Broadcasting Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,474,440*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

8,474,440*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,474,440*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	19	of	33	Pages

1.	NAME OF REPORTING PERSON: Google Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC***

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		29,411,765

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,411,765

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,411,765*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.0%*

14.	TYPE OF REPORTING PERSON:

CO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.
*** Google used working capital as its source of funds to acquire shares of the Issuer in connection with Google’s initial investment and subsequent post-closing adjustment pursuant to the Transaction Agreement described in further detail below. Google did not participate in the Investment Transactions described in further detail below.

CUSIP No.	18538Q 105	13D	Page	20	of	33	Pages

1.	NAME OF REPORTING PERSON: Eagle River Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		39,639,803

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		39,639,803

WITH	10.	SHARED DISPOSITIVE POWER:

*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,639,803*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	21	of	33	Pages

1.	NAME OF REPORTING PERSON: Craig O. McCaw

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER:

NUMBER OF		41,468,135

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,468,135

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,468,135*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%*

14.	TYPE OF REPORTING PERSON:

IN
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No.	18538Q 105	13D	Page	22	of	33	Pages

1.	NAME OF REPORTING PERSON: CWCI, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

	7.	SOLE VOTING POWER:

NUMBER OF		111,666

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		*

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,666

WITH	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

111,666*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ **

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%*

14.	TYPE OF REPORTING PERSON:

OO
* See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
** See the footnotes to the table in Item 5(a)-(b) of this Amendment.

Page 23 of 33 Pages

     This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009 and as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009 (as so amended, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Google Inc., a Delaware corporation (“Google”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), Craig O. McCaw, an individual (“Mr. McCaw”), and CWCI LLC, a Washington limited liability company (“CWCI”, and collectively with ERH and Mr. McCaw, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities, Google and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is amended and supplemented as follows:
(i)	Comcast Wireless Investment VI, Inc., a Delaware corporation (“Comcast VI”), is hereby added as a “Reporting Person,” and for purpose of the Schedule 13D, shall be deemed, together with Comcast, Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V, to be the “Comcast Entities.”

(ii)	The following information is hereby added with respect to Comcast VI below the corresponding information for Comcast V:
Comcast VI

(a) Name of Person Filing	Comcast VI

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Wholly-owned subsidiary of Comcast formed for purposes of holding Comcast’s indirect interest in the Issuer.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Comcast VI nor, to Comcast VI’s knowledge, any of the individuals referred to in Appendix B-7, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

Page 24 of 33 Pages

and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Investment Agreement”:
     The First Investment Closing occurred on November 13, 2009 and the Second Investment Closing occurred on December 21, 2009. In connection with the Second Investment Closing, the first installment of the Transaction Fee was paid to each of Sprint, Comcast, TWC and BHN. Sprint received (i) half of such installment of the Transaction Fee payable to Sprint in Clearwire Communications Class B Common Interests valued at $7.33 per unit, representing 1,117,253 Class B Common Interests, and an equal number of Clearwire Communications Voting Interests and (ii) the other half of such installment of the Transaction Fee payable to Sprint in cash, by wire transfer of immediately available funds. Immediately following the receipt by Sprint of Clearwire Communications Voting Interests, Sprint contributed to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock. Comcast, TWC and BHN received their respective installments of their portions of such Transaction Fee in cash, by wire transfer of immediately available funds.
     The remaining installment of the Transaction Fee will be payable in connection with the Third Investment Closing, which is targeted to be completed during the first quarter of 2010. The Third Investment Closing is subject to Clearwire’s delivery of certain financial information to Sprint for use in its financial reporting and satisfaction of certain other customary closing conditions. Pursuant to the Investment Agreement, Sprint irrevocably elected to receive at least half of such installment of the Transaction Fee payable to Sprint in connection with the Third Investment Closing in Clearwire Communications Class B Common Interests valued at $7.33 per unit, representing 170,533 Class B Common Interests, and an equal number of Clearwire Communications Voting Interests (the “Sprint Third Closing Equity Fee”). Immediately following the receipt by Sprint of Clearwire Communications Voting Interests, Sprint will contribute to Clearwire its Clearwire Communications Voting Interests in exchange for an equal number of shares of Class B Common Stock.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:
     (a)-(b) As of December 21, 2009 and after giving effect to (i) the Transactions, (ii) the Equityholders’ Agreement, (iii) the post-closing adjustment and (iv) the Investment Transactions (including the Sprint Third Closing Equity Fee), each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

	Class A	% of Class A	Class B
Reporting Person (1):	Common Stock (2)	(2)	Common Stock	% of Class B	% Voting
Sprint Entities (3)	531,724,348	73.0%	531,724,348	71.5%	56.55%
Comcast (4)	88,504,132	31.0%	88,504,132	11.9%	9.4%
Comcast I (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast II (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast III (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast IV (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast V (5)	12,352,941	5.9%	12,352,941	1.7%	1.3%
Comcast VI (6)	26,739,427	12.0%	26,739,427	3.6%	2.8%

Page 25 of 33 Pages

	Class A	% of Class A	Class B
Reporting Person (1):	Common Stock (2)	(2)	Common Stock	% of Class B	% Voting
ERH (7)	39,639,803	19.8%	2,728,512	*	4.1%
Google (8)	29,411,765	15.0%	—	—	3.1%
TWC (9)	46,404,782	19.1%	46,404,782	6.2%	4.9%
TWC LLC (9)	46,404,782	19.1%	46,404,782	6.2%	4.9%
TWC I (10)	15,468,261	7.3%	15,468,261	2.1%	1.7%

TWC II (10)	15,468,261	7.3%	15,468,261	2.1%	1.7%

TWC III (10)	15,468,260	7.3%	15,468,260	2.1%	1.7%

Craig O. McCaw (11)	41,468,135	20.5%	2,728,512	*	4.1%
BHN Entities (12)	8,474,440	4.1%	8,474,440	1.1%	*

*	Less than 1%

(1)	By virtue of the Equityholders’ Agreement entered into at the Closing, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 531,724,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 102,404,811 shares of Class A Common Stock beneficially owned by Intel (which includes 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 6,531,290 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions and 289,992 shares of Class B Common Stock to be issued to the Intel Entities pursuant to the Investment Transactions at the Third Investment Closing), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 39,639,803 shares of Class A Common Stock beneficially owned by ERH (which includes 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 29,411,765 shares of Class A Common Stock beneficially owned by Google, 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders have entered into the Equityholders’ Agreement in connection with the completion of the Transactions which includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).

(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of December 21, 2009. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 196,776,715 shares of Class A Common Stock outstanding on December 14, 2009.

(3)	Consists of 370,000,000 shares of Class B Common Stock issued to Sprint HoldCo upon Closing, 154,732,533 shares of Class B Common Stock issued to Sprint HoldCo pursuant to the Investment Transactions, and 6,991,815 shares of Class B Common Stock to be issued to Sprint pursuant to the Investment Transactions at the Third Investment Closing (including the Sprint Third Closing Equity Fee). Pursuant to the Investment Agreement, Sprint intends to assign the right to purchase such equity interests at the Third Investment Closing to Sprint HoldCo.

Page 26 of 33 Pages

(4)	Consists of 61,764,705 shares of Class B Common Stock issued to the Comcast Entities upon Closing and as adjusted by the post-closing adjustment, 25,602,657 shares of Class B Common Stock issued to the Comcast Entities pursuant to the Investment Transactions and 1,136,770 shares of Class B Common Stock expected to be issued to the Comcast Entities pursuant to the Investment Transactions at the Third Investment Closing. Comcast IV purchased all 25,602,657 shares of Class B Common issued to the Comcast Entities pursuant to the Investment Transactions and, pursuant to the Investment Agreement, Comcast intends to assign the right to purchase all of the equity interests issuable to Comcast at the Third Investment Closing to Comcast VI. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.

(5)	Consists of 12,352,941 shares of Class B Common Stock issued to each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V upon Closing and as adjusted by the post-closing adjustment.

(6)	Consists of 25,602,657 shares of Class B Common Stock issued to Comcast VI pursuant to the Investment Transactions and 1,136,770 shares of Class B Common Stock expected to be issued to Comcast VI pursuant to the Investment Transactions at the Third Investment Closing.

(7)	Consists of 35,922,958 shares of Class A Common Stock, 988,333 shares of Class A Common Stock issuable on exercise of warrants, 2,612,516 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions, and 115,996 shares of Class B Common Stock to be issued to ERH pursuant to the Investment Transactions at the Third Investment Closing. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.

(8)	Consists of 29,411,765 shares of Class A Common Stock issued to Google upon Closing and as adjusted by the post-closing adjustment.

(9)	Consists of 32,352,941 shares of Class B Common Stock issued to the TWC Entities upon Closing, as adjusted by the post-closing adjustment, 13,454,457 shares of Class B Common Stock issued to the TWC Entities pursuant to the Investment Transactions, and 597,384 shares of Class B Common Stock to be issued to the TWC Entities pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, TWC intends to assign the right to purchase such equity interests at the Third Investment Closing equally to each of TWC I, TWC II and TWC III. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.

(10)	Consists of 10,784,314, 10,784,314, and 10,784,313 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, upon Closing and as adjusted by the post-closing adjustment, 4,484,819, 4,484,819, and 4,484,819 shares of Class B Common Stock issued to TWC I, TWC II, and TWC III, respectively, pursuant to the Investment Transactions, and 597,384 shares of Class B Common Stock to be issued to TWC pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, TWC intends to assign the right to purchase such equity interests at the Third Investment Closing equally to each of TWC I, TWC II and TWC III.

(11)	Consists of options to purchase 1,666,666 shares of Class A Common Stock, 111,666 shares of Class A Common Stock held by CWCI, 35,922,958 shares of Class A Common Stock issued to ERH, 988,333 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, a restricted stock unit grant of 50,000 shares of Class A Common Stock, which grant expires on January 14, 2012, 2,612,516 shares of Class B Common Stock issued to ERH pursuant to the Investment Transactions, and 115,996 shares of Class B Common Stock to be issued to ERH pursuant to the Investment Transactions at the Third Investment Closing. Mr. McCaw owns all of the voting membership interests in ERH and also controls and wholly-owns Eagle River Inc., the manager of ERH.

(12)	Consists of 5,882,353 shares of Class B Common Stock issued to BHN Spectrum upon Closing and as

Page 27 of 33 Pages

adjusted by the post-closing adjustment, 2,481,890 shares of Class B Common Stock issued to BHN Spectrum pursuant to the Investment Transactions and 110,197 shares of Class B Common Stock to be issued to BHN Spectrum pursuant to the Investment Transactions at the Third Investment Closing. Pursuant to the Investment Agreement, BHN intends to assign the right to purchase such equity interests at the Third Investment Closing to BHN Spectrum.

     Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of December 21, 2009.
     In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and are reporting their adjusted ownership separately on an Amendment No. 3 to Statement on Schedule 13D dated on or about December 22, 2009 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 102,404,811 shares of Class A Common Stock (which consists of 58,823,530 shares of Class B Common Stock issued to the Intel Entities upon Closing and as adjusted by the post-closing adjustment, 33,333,333 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 93,333 shares of Class A Common Stock issuable on exercise of warrants held by Middlefield, 6,531,290 shares of Class B Common Stock issued to the Intel Entities pursuant to the Investment Transactions and 289,992 shares of Class B Common Stock to be issued to the Intel Entities pursuant to the Investment Transactions at the Third Investment Closing), representing 39.0% of the Class A Common Stock. For additional information regarding the Intel Entities, Intel Capital, Intel Cayman and Middlefield and their beneficial ownership, see the Intel 13D/A.
     (c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D, (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, and (vi) to Google’s knowledge, the persons set forth on Appendix E of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to December 21, 2009.

Page 28 of 33 Pages

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

Sprint Nextel Corporation
By	/s/Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Sprint HoldCo, LLC
By	/s/Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President

Comcast Corporation
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment I, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment II, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment III, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Page 29 of 33 Pages

Comcast Wireless Investment IV, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment V, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Comcast Wireless Investment VI, Inc.
By	/s/Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

Time Warner Cable Inc.
By	/s/Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

Time Warner Cable LLC
By	/s/Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings I LLC
By	/s/Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings II LLC
By	/s/Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

TWC Wireless Holdings III LLC
By	/s/Satish Adige
	Name:	Satish Adige
	Title:	Senior Vice President, Investments

Page 30 of 33 Pages

Bright House Networks, LLC
By	/s/Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

BHN Spectrum Investments, LLC
By	/s/Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	Vice President

Newhouse Broadcasting Corporation
By	/s/Donald E. Newhouse
	Name:	Donald E. Newhouse
	Title:	President

Google Inc.
By	/s/Kent Walker
	Name:	Kent Walker
	Title:	Vice President and General Counsel

Eagle River Holdings, LLC
By	/s/Amit Mehta
	Name:	Amit Mehta
	Title:	Vice President

Craig O. McCaw
By	/s/Craig O. McCaw
Name: Craig O. McCaw

CWCI, LLC
By	/s/Craig O. McCaw
	Name:	Craig O. McCaw
	Title:	CEO

Page 31 of 33 Pages

Appendix A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SPRINT
Appendix A-1 of the Schedule 13D is hereby amended by adding the row for Daniel H. Schulman set forth below:

Daniel H. Schulman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President, Prepaid of Sprint Nextel Corporation

Page 32 of 33 Pages

Appendix B-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST
Appendix B-1 of the Schedule 13D is amended by deleting the row for J. Michael Cook in its entirety and replacing it with the row set forth below:

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP	980 Lake Avenue Greenwich, CT 06831

Page 33 of 33 Pages

Appendix B-7
EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST VI
Set forth below is a list of each executive officer and director of Comcast VI setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast VI and each individual is a United States citizen.

Name and Address of Corporation or
	Present Principal Occupation	Other Organization (if different from
Name and Business Address	(principal business of employer)	address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

Arthur R. Block, Esq.* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel, Secretary and Assistant Treasurer

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Assistant Secretary

Brian L. Roberts Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Executive Officer

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

*	Director